SULTAN

SULTAN MINERALS INC. **SUL-TSX VENTURE**

1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@[redacted]

January 8, 2009

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
January 8, 2009

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated December 16, 2008.

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

December 16, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Receives Environmental Baseline Report for the Jersey-Emerald Project, BC

Sultan Minerals Inc. (SUL:TSX-V) ("Sultan" or the "Company") is pleased to announce that Wardrop Engineering Inc. ("Wardrop") has completed a report on a 12-month environmental baseline study carried out over its Jersey-Emerald property, located 10 km south of the community of Salmo in southeastern BC. The report represents another milestone in Sultan's efforts to expedite the re-opening of this historic tungsten and lead-zinc producer which was formerly owned and operated by Placer Dome.

The Wardrop report documents an aquatic environmental baseline study conducted for Sultan in and around the Jersey-Emerald property from August 2007 to July 2008. The study was conducted in support of a proposal for future certification under the British Columbia Environmental Assessment Act to provide a basis for assessing the potential effects of the project on the aquatic environment. The study included sampling stations located over and adjacent to the historic mine. Study components included water quality, hydrology, aquatic biology, and fish and fish habitat.

The report notes a couple of interesting factors worthy of mention:

1. There was no clear indication that the old Jersey–Emerald mine site was affecting the aquatic habitat downstream of the mine workings.

2. Lime Creek, which drains the majority of the historic mine site, does not support a fish community and is therefore not direct fish habitat.

In May 2007, a NI 43-101 scoping study completed by Wardrop demonstrated that the Jersey-Emerald Tungsten deposits could support a potentially commercial 1,100 t/day mining operation at a tungsten APT price of $244/MTU. The price of tungsten has since remained relatively stable with the current average price being $246/MTU for APT concentrate as of December 10, 2008 (Metals Bulletin).

The PEA was based on a measured and indicated resource of 2.51 million tons averaging 0.37% WO_3 and an additional inferred resource of 1.21 million tons averaging 0.40% WO_3, both at a cut off grade of 0.15% WO_3. The report suggested that the economics of the operation would be substantially improved by expanding the tungsten resource with additional diamond drilling in order to justify a 2,000 t/day operation.

Sultan has since completed approximately 20,000 metres of diamond drilling in 87 diamond drill holes and is awaiting results of an updated tungsten resource estimate being carried out by Giroux Consultants. The updated NI 43-101 compliant resource report is expected to be available in early January.

Assays are pending for samples from a program of trenching and surface prospecting recently completed over the south end of the Jersey-Emerald property. A large tungsten and lead-zinc soil anomaly centred 3.0 km south of the historic mine suggests there is good potential for additional new discoveries on this 9,300 hectare property.

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is Sultan's project supervisor and "Qualified Person" as defined by NI 43-101, "Standards of Disclosure for Mineral Projects". Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines for Placer-Dome, oversees the on-going diamond drilling programs.

For further information on Sultan's projects, visit www.sultanminerals.com

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

END